Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

CONTINUING CONNECTED TRANSACTIONS

CURRENCY DERIVATIVES TRANSACTIONS WITH CNPC FINANCE

Reference is made to the announcement of the Company dated March 31, 2022, in relation to the 2022 Derivatives Framework Agreement entered into between the Company and CNPC Finance. The 2022 Derivatives Framework Agreement expired on December 31, 2022.

2023 Derivatives Framework Agreement

The Board is pleased to announce that, on March 29, 2023, the Company entered into the 2023 Derivatives Framework Agreement with CNPC Finance, pursuant to which CNPC Finance agreed to provide currency derivatives services to the Group in 2023.

Listing Rules Implications

As at the date of this announcement, CNPC is the controlling shareholder of the Company and CNPC Finance is a subsidiary of CNPC, and therefore CNPC Finance is a connected person of the Company under Chapter 14A of the Listing Rules. Therefore, the transactions contemplated under the 2023 Derivatives Framework Agreement constitute continuing connected transactions of the Company under the Listing Rules.

Since the highest of the applicable percentage ratios in respect of the 2023 Annual Cap calculated in accordance with the Listing Rules is more than 0.1% but less than 5%, the transactions contemplated under the 2023 Derivatives Framework Agreement are subject to the reporting, announcement and annual review requirements under Chapter 14A of the Listing Rules but are exempted from the circular and independent Shareholders’ approval requirements.

Reference is made to the announcement of the Company dated March 31, 2022, in relation to the 2022 Derivatives Framework Agreement entered into between the Company and CNPC Finance. The 2022 Derivatives Framework Agreement expired on December 31, 2022.

2023 Derivatives Framework Agreement

The Board is pleased to announce that, on March 29, 2023, the Company entered into the 2023 Derivatives Framework Agreement with CNPC Finance, pursuant to which CNPC Finance agreed to provide currency derivatives services to the Group in 2023. The principal terms of the 2023 Derivatives Framework Agreement are as below.

Date:	March 29, 2023

Parties:	(a) the Company

(b) CNPC Finance

Term:	Until December 31, 2023

Subject matter:	CNPC Finance agreed to provide currency derivatives services to the Group, and the types of derivatives include forward settlements and sales of foreign exchange, forward purchase and sales of foreign exchange, foreign exchange swaps, currency swaps, interest swaps

Pricing Policy and Enforcement

For transactions entered into between the Group and CNPC Finance pursuant to the 2023 Derivatives Framework Agreement, the terms of the transactions, fees charged and other relevant transaction conditions should comply with the relevant requirements of regulatory authorities, with reference to services of the similar size and type offered by CNPC Finance to third parties with the same credit rating level and services of the similar size and type offered to the Group provided by independent third party financial institutions (the “Third Party Financial Institutions”), and such transactions shall be conducted on normal commercial terms or better for the Group.

Before the Group enters into specific agreements with CNPC Finance for each transaction under the 2023 Derivatives Framework Agreement, the terms offered or fees charged by CNPC Finance and other relevant transaction conditions shall be compared with those for transactions of the similar size and type offered by Third Party Financial Institutions. The Group shall have the discretion to enter into transactions with CNPC Finance only if the terms offered or fees charged by CNPC Finance or other relevant transaction conditions are the same or better than those offered by Third Party Financial Institutions. The Group may also additionally or alternatively seek Third Party Financial Institutions to conduct relevant transactions as it deems appropriate.

Historical Amount and Historical Annual Cap

The 2022 Annual Cap is US$7.500 billion. For the year ended December 31, 2022, the amount of currency derivatives transactions between CNPC Finance and the Group amounted to US$3.984 billion.

Proposed Annual Cap and Determination Basis

The Board considered and recommended that, for the year ended December 31, 2023, the 2023 Annual Cap shall not exceed US$6.500 billion. Based on the central parity rate of USD to RMB announced by the People’s Bank of China on 28 March 2023, US$1 = RMB6.8749, US$6.500 billion is equivalent to approximately RMB44,686.850 million (for indicative purpose only and the 2023 Annual Cap is US$6.500 billion).

The 2023 Annual Cap is determined after taking into account the following factors:

(1)	the estimated settlement amount of international trade conducted by the Group for the year of 2023;

(2)

CNPC Finance’s experience in foreign exchange business, and the Company’s belief that the prices and quality of the services provided by CNPC Finance are not less favorable than comparable levels or conditions in the market;

(3)	the realization of the reduction and hedging of exchange risk through the relevant financial services provided to the Group by CNPC Finance and other Third Party Financial Institutions; and

(4)	fluctuation in the Renminbi exchange rates and other external factors in the context of global trade uncertainty.

Risk Management and Internal Control Measures

The main risks associated with currency derivative transactions include market risk, liquidity risk, margin risk, compliance risk and counterparty risk. To effectively address the above-mentioned risks and ensure that the pricing for such transactions is consistent with the above-mentioned pricing policy, the Company takes the measures set out below:

(1)

The Company formulated relevant management policy and established cross-department management and cooperation system, strengthened the review of business qualification and annual planning, clarified the rights and responsibilities of headquarters, specialized companies and business entities.

(2)

The Company will strictly enforce a series of measures, including connected transaction management methods, internal control management handbook and internal control assessment management methods to ensure that connected transactions are conducted in accordance with the 2023 Derivative Framework Agreement and the above-mentioned pricing policy. The Company’s external auditors shall conduct an interim review and a year-end audit on the Company’s internal control measures. Meanwhile, the Company’s finance department and legal and enterprise reform department, the audit committee of the Board and the supervisory committee of the Company shall, from time to time, each conduct internal assessments, supervision and examination on the internal control measures and the financial information of the Company, in order to ensure that the internal control measures in respect of connected transactions remain complete and effective. Furthermore, they convene meetings twice a year to discuss and assess the implementation of connected transactions.

(3)

The independent non-executive Directors shall conduct annual review on the continuing connected transactions and provide annual confirmations in the annual reports of the Company on whether the continuing connected transactions have been entered into (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms or better; and (iii) according to the relevant agreements governing them on terms that are fair and reasonable and in the interest of the Company and the Shareholders as a whole.

(4)	The audit committee of the Board shall conduct review on the annual report and interim report which include the disclosure and analysis of the execution of the continuing connected transactions.

(5)

The external auditors of the Company shall report on the continuing connected transactions of the Company every year and issue a letter to the Board in respect of the continuing connected transactions of the Company in accordance with the regulatory rules of domestic and overseas places where the Company is listed.

(6)

The supervisory committee of the Company shall supervise the continuing connected transactions and review the annual report and interim report which include the disclosure and analysis of the execution of the continuing connected transactions every year. The supervisory committee of the Company shall also review whether the connected transactions between the Company and connected persons comply with the regulatory requirements of domestic and overseas places where the Company is listed, whether the prices are fair and reasonable and whether there is any act which is detrimental to the interests of the Company and the Shareholders.

Reasons for and Benefits of the Entering Into of the 2023 Derivatives Framework Agreement

The Company’s international trade business process including settlement involves the exchange of RMB, USD, EUR, GBP and other currencies and is exposed to high level of exchange rate risk. Therefore, the Company intends to actively manage exchange risk and reduce exchange loss through the conduct of currency derivatives transactions.

CNPC Finance is a subordinated financial enterprise of CNPC, the controlling shareholder of the Company, which focuses on serving the CNPC and has strong financial capability to provide efficient financial services to the Group’s domestic and overseas operations. Details of CNPC Finance are set out below.

(1)

CNPC Finance has rich experience in the foreign exchange business. CNPC Finance is the internal settlement, fund raising and financing and capital management platform of CNPC. CNPC Finance has been providing deposit, loan, settlement and other financial services to the Group for many years and has established a comprehensive and matured cooperation mechanism with the Company. The Company considers that due to familiarity with the business and operation of the Group, the service provided by CNPC Finance is generally no less favourable to the comparable level and conditions in the market in terms of price and quality, resulting higher efficiency, more convenience and lower transaction costs.

(2)

The transactions with CNPC Finance could lower the costs of the Group because of CNPC Finance’s various mechanisms, such as its efficient internal settlement, and its convenient, timely and efficient process of foreign exchange derivative business. Furthermore, CNPC Finance’s utilization of its status as member of the China Foreign Exchange Trade System (中國外匯交易中心) to develop businesses in the settlement, sales and conversion of foreign currency could save the Group a considerable amount in foreign exchange costs.

(3)

CNPC Finance is under the supervision of the China Banking and Insurance Regulatory Commission as a major domestic non-bank financial institution and has met the regulatory requirements as determined by regulatory indicators over the years. As at the end of 2022, CNPC Finance has total assets of RMB528,334 million and achieved a revenue of RMB13,302 million and a net profit of RMB6,312 million, which is in a leading position among domestic counterparts. In 2013, CNPC Finance (HK) Limited, a wholly-owned subsidiary of CNPC Finance, obtained the sovereign rating assigned by an international rating agency. This is currently the highest credit rating obtained by domestic financial institutions.

For the reasons set out above, the Company considers that the currency derivatives transactions under the 2023 Derivatives Framework Agreement are beneficial to the on-going development of the Group.

The Board (including the independent non-executive Directors) considers that the currency derivatives transactions under the 2023 Derivatives Framework Agreement are in the ordinary and usual course of business of the Group, are on normal commercial terms or on terms no less favourable than those of Third Party Financial Institutions, and that the terms and 2023 Annual Cap are fair and reasonable and in the interests of the Company and all Shareholders as a whole.

Listing Rules Implications

As at the date of this announcement, CNPC is the controlling shareholder of the Company and CNPC Finance is a subsidiary of CNPC, and therefore CNPC Finance constitutes a connected person of the Company under Chapter 14A of the Listing Rules. Therefore, the transactions contemplated under the 2023 Derivatives Framework Agreement constitute continuing connected transactions of the Company under the Listing Rules.

Since the highest of the applicable percentage ratios in respect of the 2023 Annual Cap calculated in accordance with the Listing Rules is more than 0.1% but less than 5%, the transactions contemplated under the 2023 Derivatives Framework Agreement are subject to the reporting, announcement and annual review requirements under Chapter 14A of the Listing Rules but are exempted from the circular and independent Shareholders’ approval requirements.

Board Approval

In view of the positions of Mr. Dai Houliang, Mr. Hou Qijun, Mr. Duan Liangwei, Mr. Jiao Fangzheng, Mr. Huang Yongzhang, Mr. Ren Lixin and Mr. Xie Jun in CNPC and/or its associates, each of them has abstained from voting on the board resolution approving the 2023 Derivatives Framework Agreement, the transactions contemplated thereunder and the 2023 Annual Cap.

General Information

The Company was established as a joint stock company limited by shares incorporated in the PRC on 5 November 1999 under the laws of the PRC. The Company principally engages in, among other things, the exploration, development, transmission, production and sales of crude oil and natural gas, and new energy business; the refining of crude oil and petroleum products; the production and sales of basic and derivative chemical products and other chemical products, and new material business; the sales of refined products and non-oil products and trading business; and the transportation and sales of natural gas.

As at the date of this announcement, CNPC Finance is owned as to 40% by CNPC, 32% by the Company and 28% by CNPC Capital Corporation (中國石油集團資本有限责任公司) and is a connected person of the Company. As approved by the People’s Bank of China and the China Banking and Insurance Regulatory Commission, the principal business activities of CNPC Finance include providing guarantee to members of the CNPC and the Group, providing entrusted loan and entrusted investment services to members of the CNPC and the Group, bill acceptance and discounting for members of the CNPC and the Group, internal fund transfer and settlement, relevant internal settlement and clearance plans designing among members of the CNPC and the Group and, taking deposits from members of the CNPC and the Group, providing loans to members of the CNPC and the Group, underwriting corporate bonds of members of the CNPC and the Group, investment in marketable securities and providing foreign exchange trading services to members of the CNPC and the Group.

Definitions

In this announcement, unless the context otherwise requires, the following terms shall have the meanings set out below:

“2022 Annual Cap”	the annual cap for the amount of the currency derivatives transactions between CNPC Finance and the Group for the year ended December 31, 2022 under the 2022 Derivatives Framework Agreement

“2023 Annual Cap”	the annual cap for the amount of the currency derivatives transactions between CNPC Finance and the Group for the year ended December 31, 2023 under the 2023 Derivatives Framework Agreement

“2022 Derivatives Framework Agreement”	the currency derivatives service framework agreement entered into between the Company and CNPC Finance in respect of currency derivatives transactions for the year of 2022 on March 31, 2022

“2023 Derivatives Framework Agreement”	the currency derivatives service framework agreement entered into between the Company and CNPC Finance in respect of currency derivatives transactions for the year of 2023 on March 29, 2023

“associate(s)”	has the meanings ascribed to it under the Listing Rules

“Board”	the board of Directors of the Company

“CNPC”	China National Petroleum Corporation (中國石油天然氣集團有限公司), a state-owned enterprise incorporated under the laws of the PRC, and the controlling shareholder of the Company

“CNPC Finance”	China Petroleum Finance Company Limited (中油財務有限責任公司), owned as to 40% by CNPC, 32% by the Company and 28% by CNPC Capital Corporation (中國石油集團資本有限责任公司) as at the date of this announcement

“Company”	PetroChina Company Limited, a joint stock company limited by shares incorporated in the PRC on 5 November 1999 under the laws of the PRC, the H shares and A shares of which are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, respectively

“connected person(s)”	has the meanings ascribed to it under the Listing Rules

“controlling shareholder(s)”	has the meanings ascribed to it under the Listing Rules

“Director(s)”	directors of the Company

“EUR”	Euro, legal currency of the European Union

“GBP”	Great Britain pound, legal currency of the United Kingdom

“Group”	the Company and its subsidiaries

“Hong Kong” or “HK”	Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“PRC” or “China”	the People’s Republic of China (for the purpose of this announcement, excludes Hong Kong, the Macao Special Administrative Region and Taiwan)

“RMB”	Renminbi, the legal currency of the PRC

“Shareholder(s)”	holder(s) of shares of the Company

“subsidiary(ies)”	has the meanings ascribed to it under the Listing Rules

“US$” or “USD”	US dollar, the legal currency of the United States

By order of the Board
PetroChina Company Limited
Company Secretary
WANG Hua

Beijing, the PRC

March 29, 2023

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Hou Qijun as Vice Chairman and non-executive Director; Mr. Duan Liangwei and Mr. Xie Jun as non-executive Directors; Mr. Jiao Fangzheng, Mr. Huang Yongzhang and Mr. Ren Lixin as executive Directors; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.